SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Applied Digital Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

038169207
(CUSIP Number)

Oasis Management Company Ltd.

c/o Oasis Management (Hong Kong)

25/F, LHT Tower

31 Queen's Road Central

Central, Hong Kong

Attention: Phillip Meyer

(852) 2847-7708

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

_____________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038169207	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Oasis Management Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,097,890 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,097,890 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,097,890 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 038169207	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Oasis Investments II Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,097,890 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,097,890 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,097,890 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 038169207	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Seth Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,097,890 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,097,890 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,097,890 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 038169207	SCHEDULE 13D	Page 5 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Applied Digital Corporation, a Nevada corporation (the "Issuer"). The Issuer's principal executive offices are located at 3811 Turtle Creek Blvd., Suite 2100, Dallas, TX 75219.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is filed by:

(i)	Oasis Management Company Ltd., a Cayman Islands exempted company ("Oasis Management" or the "Investment Manager"), is the investment manager of Oasis Investments II Master Fund Ltd., a Cayman Islands exempted company (the "Oasis II Fund"), with respect to the shares of Common Stock held by the Oasis II Fund;

(ii)	the Oasis II Fund, with respect to the shares of Common Stock held by it; and

(iii)	Seth Fischer ("Mr. Fischer"), is responsible for the supervision and conduct of all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund, with respect to the shares of Common Stock held by the Oasis II Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock reported herein.

(b)	The address of the business office of Mr. Fischer is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong. The address of the business office of Oasis Management is 4th Floor Anderson Square, 64 Shedden Road, P.O. Box 10324, Grand Cayman, KY1-1103, Cayman Islands. The address of the business office of the Oasis II Fund is Ugland House, PO Box 309 Grand Cayman, KY1-1104, Cayman Islands.

CUSIP No. 038169207	SCHEDULE 13D	Page 6 of 12 Pages

(c)	The principal business of: (i) the Oasis II Fund is to serve as a private investment vehicle, (ii) Oasis Management is to serve as investment manager to a variety of private investment funds, including the Oasis II Fund and (iii) Mr. Fischer, an individual, is to supervise and conduct all investment activities of the Investment Manager, including all investment decisions with respect to the assets of the Oasis II Fund.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of Oasis Management and Oasis II Fund is a company organized under the laws of the Cayman Islands. Mr. Fischer is a German citizen.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Stock by Oasis II Fund reported herein were derived from general working capital and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately $39,485,562 was paid to acquire the 7,097,890 shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the securities reported herein for investment purposes and because they believed the shares of Common Stock were undervalued and represented an attractive investment opportunity.

CUSIP No. 038169207	SCHEDULE 13D	Page 7 of 12 Pages

On April 30, 2024, Oasis Management entered into a cooperation and standstill agreement with the Issuer (the "Cooperation Agreement"). Pursuant to the Cooperation Agreement, the Issuer (i) appointed Ella Benson, a Director at Oasis Management ("Ms. Benson") to the board of directors of the Issuer (the "Board"), effective no later than four (4) business days after the date of the Cooperation Agreement, and (ii) agreed to include Ms. Benson in the Issuer's slate of nominees for election as directors of the Issuer at the Issuer's 2024 and 2025 annual meetings of stockholders, subject to certain conditions. The Cooperation Agreement also includes customary standstill provisions, subject to certain exceptions, including restrictions on Oasis Management's and its affiliates' ability to acquire additional shares of the Common Stock to the extent such acquisition would cause Oasis Management to beneficially own more than 9.9% of the outstanding Common Stock.

The foregoing description of the Cooperation Agreement is qualified in its entirety by reference to the full text of the Cooperation Agreement, which is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference into this Item 4.

On April 30, 2024, in connection with its entry into the Cooperation Agreement, Oasis Management entered into a confidentiality agreement with the Issuer (the "Oasis Confidentiality Agreement"), pursuant to which Ms. Benson may share confidential information related to her service on the Board with Oasis Management and its representatives. The full text of the Oasis Confidentiality Agreement is provided in an exhibit to the Cooperation Agreement, which is attached as Exhibit 2 hereto and incorporated by reference herein.

The Reporting Persons have had and, subject to the terms of the Cooperation Agreement, may continue to have discussions with officers and directors of the Issuer in connection with the Reporting Persons' investment in the Issuer, including, without limitation, discussions concerning corporate governance, dividend policy, Board composition, business, operations, governance, management, strategy and future plans of the Issuer. Depending on various factors, including, without limitation, the discussions referenced above, the Issuer's financial position and strategic direction, actions taken by management or the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation and subject to the terms of the Cooperation Agreement, (i) increasing or decreasing their position in the Issuer or the Issuer's investments through, among other things, the purchase or sale of securities of the Issuer or the Issuer's investments, including through transactions involving Common Stock and/or other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer or the Issuer's investments in the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable; (ii) entering into transactions that increase or hedge their economic exposure to the Common Stock or the Issuer's investments without affecting their beneficial ownership of Common Stock; and/or (iii) exploring and/or developing plans and/or making proposals (whether preliminary or final) with respect to, among other things, the Issuer's operations, management, Board composition, capital or corporate structure, capital allocation policies, strategy and plans, and a potential strategic review or sale process involving the Issuer or certain of the Issuer's businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in.

CUSIP No. 038169207	SCHEDULE 13D	Page 8 of 12 Pages

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and/or (ii) change their position with respect to, or consider or propose one or more of the actions described in, subparagraphs (a) - (j) of Item 4 of Schedule 13D in accordance with the terms of the Cooperation Agreement, to the extent it remains in effect.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by each of the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 122,723,610 shares of Common Stock outstanding as of April 25, 2024, as reported in the Issuer's Prospective Statement on Form 424B5 filed with the Securities and Exchange Commission on April 30, 2024.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule B and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

(e)	Not applicable.

CUSIP No. 038169207	SCHEDULE 13D	Page 9 of 12 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Oasis II Fund has entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash-settled swaps and contracts for differences with respect to an aggregate of 3,000,000 shares of Common Stock (collectively representing economic exposure comparable to 2.44% of the outstanding shares of Common Stock). The Derivative Agreements provide Oasis II Fund with economic results that are comparable to the economic results of ownership but do not provide it or any other Reporting Person with the power to vote or direct the voting or disposition of the shares of Common Stock that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The counterparties to the Derivative Agreements are unaffiliated third party financial institutions. The Reporting Persons disclaim beneficial ownership in the Subject Shares.

Except as otherwise described in this Schedule 13D and the joint filing agreement attached hereto as Exhibit 1, there are no contracts, arrangements, understandings or similar relationships with respect to the securities of the Issuer between the Reporting Persons and any other person or entity.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement, dated as of May 7, 2024.

Exhibit 2:	Cooperation Agreement (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K, filed by the Issuer with the Securities and Exchange Commission on May 1, 2024).

CUSIP No. 038169207	SCHEDULE 13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 7, 2024

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director

/s/ Seth Fischer
SETH FISCHER

CUSIP No. 038169207	SCHEDULE 13D	Page 11 of 12 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the "Instruction C Persons"). To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON: OASIS MANAGEMENT COMPANY LTD.

Seth Fischer serves as a director of Oasis Management. His business address is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong. His principal occupation is acting as the Chief Investment Officer at Oasis Management (Hong Kong). Seth Fischer is a citizen of Germany.

Phillip Meyer serves as a director of Oasis Management. His business address is c/o Oasis Management (Hong Kong), 25/F, LHT Tower, 31 Queen's Road Central, Central, Hong Kong. His principal occupation is acting as the General Counsel at Oasis Management (Hong Kong). Phillip Meyer is a citizen of Saint Kitts.

William John Messer serves as a director of Oasis Management. His business address is c/o Five Continents Partners Limited, 4th Floor Anderson Square, 64 Shedden Road, P.O. Box 10324, Grand Cayman, KY1-1003, Cayman Islands. His principal occupation is as a lawyer. William John Messer is a citizen of the British Overseas Territories (Cayman Islands).

Amy Michelle Hubble serves as a director of Oasis Management. Her business address is c/o Radix Financial Cayman, LLC, 5th Floor Anderson Square, 64 Shedden Rd, George Town, Cayman Islands. Her principal occupation is as a financial advisor. Amy Michelle Hubble is a citizen of the United States.

REPORTING PERSON: OASIS INVESTMENTS II MASTER FUND LTD.

Phillip Meyer serves as a director of the Oasis II Fund. His business address, principal occupation and country of citizenship are provided above.

Pearse Griffith serves as a director of the Oasis II Fund. His business address is c/o HF Fund Services Ltd., 45 Market Street, Gardenia Court, Camana Bay, Grand Cayman, KY1-1104, Cayman Islands. His principal occupation is acting as a Professional Director at HF Fund Services Ltd. Pearse Griffith is a citizen of Ireland.

Akio Kawamura serves as a director of the Oasis II Fund. His business address is c/o Atsumi & Sakai, Fukoku Seimei Bldg., 2-2, Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan. His principal occupation is acting as an Attorney at Atsumi & Sakai. Akio Kawamura is a citizen of Japan.

CUSIP No. 038169207	SCHEDULE 13D	Page 12 of 12 Pages

Schedule B

TRANSACTIONS IN THE SHARES OF THE ISSUER BY THE REPORTING PERSONS DURING THE PAST SIXTY (60) DAYS

The following table sets forth all transactions in the shares of Common Stock effected during the past sixty (60) days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row's Price Per Share ($) column is a weighted average price. These shares were purchased or sold in multiple transactions at prices between the price ranges indicated in the Price Range ($) column. The Reporting Persons will undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock purchased or sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)
5/1/2024	1,872,578	2.97	2.63-3.21

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 7, 2024

Oasis Management CoMPANY Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	General Counsel

Oasis Investments II Master Fund Ltd.

By:	/s/ Phillip Meyer
Name:	Phillip Meyer
Title:	Director

/s/ Seth Fischer
SETH FISCHER